Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Paul J. Sievers Dennis R. Baranowski Amy E. Martinez Melissa C. Martorella Alexa P. Stephenson Bryan P. Redington	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Aruna Hatti**

Alexandra Anast

Larissa Branes

Mustafa Kadri

Kyle Niewoehner

Tae K. Kim

Bibin Mannattuparampil***

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. Only

***Admitted in Florida Only

Via EDGAR

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

October 1, 2019

Re:	BRIDGEWELL PREFERRED INCOME, LP

AMENDMENT TO OFFERING STATEMENT ON FORM 1-A

FILED OCTOBER 1, 2019

To whom it may concern:

This letter is submitted on behalf of BRIDGEWELL PREFERRED INCOME, LP (the “Company”) in connection with the amended Form 1-A and Offering Circular (“Offering Statement”). The Company is filing its Offering Statement with the Securities & Exchange Commission (the “Commission”) pursuant to 17 C.F.R. §230.252(f)(2)(ii).

On January 31, 2018, the Commission qualified the Company under Regulation A+ exemption. In conjunction with the filing, Form 1-A was filed, indicating that the Company intended to open the offering for One (1) year following the qualification date. The Company desires to amend the Offering Statement, such that the Company may raise capital on an ongoing basis beyond One (1) year pursuant to Rule 251(d)(3)(i)(f). In accordance with such amendment, the following changes have been made to the Offering Statement:

Under “Plan of Distribution,” the first sentence now indicates that “This Offering is being conducted as a continuous and ongoing offering pursuant to Rule 251(d)(3)(i)(f) of Regulation A. The Partnership may increase the maximum offering amount of $50,000,000, at its sole and absolute discretion, subject to qualification by the SEC of a post-qualification amendment.” Please also see the disclaimers in connection with Rule 251(d)(3)(i)(f) of Regulation A in page 2-3.

This is the only material change made to the Offering Statement. The rest of the Offering Circular has been amended purely for organizational purposes. The Company has also updated its financial statements for 2019 under Form 1-K already filed with the Commission, found here:

https://www.sec.gov/Archives/edgar/data/1700976/000147793219003185/bpif_1k.htm.

To comply with the compliance requirement with the Commission as an ongoing offering, the Company has recently filed its Form 1-SA (semiannual report) on September 26, 2019. The Company will continue to make diligent effort in compliance with the Regulation A+ exemption, including filing this Offering Statement.

Best Regards,

/s/ Kevin S. Kim

Kevin S. Kim, Esq.

Partner

Corporate & Securities Division

Geraci Law Firm.